Farm Generations Cooperative
(the "Company")
a Minnesota Cooperative

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2024 & 2023

Table of Contents

RNB CAPITAL
www.rnbcapitalcpas.com
954-399-1914
Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Farm Generations Cooperative Management

We have reviewed the accompanying financial statements of Farm Generations Cooperative (the Company) which comprise the statement of financial position as of December 31, 2024 & 2023, and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

RNB Capital LLC

Tamarac, FL
April 8, 2025

FARM GENERATIONS COOPERATIVE
STATEMENT OF FINANCIAL POSITION

	As of December 31,	
	2024	**2023**
ASSETS		
Cash and cash equivalents	117,452	36,556
Total Current Assets	117,452	36,556
TOTAL ASSETS	117,452	36,556
LIABILITIES AND EQUITY		
Liabilities		
Accrued liabilities	52,739	20,492
Other current liabilities	2,934	3,398
Total Current Liabilities	55,673	23,890
Loans payable	400,005	350,019
Total Long-Term Liabilities	400,005	350,019
TOTAL LIABILITIES	455,678	373,909
EQUITY		
Preferred stock	600,000	375,000
Members’ contribution	5,760	1,260
Accumulated deficit	(943,986)	(713,613)
TOTAL EQUITY	(338,226)	(337,353)
TOTAL LIABILITIES AND EQUITY	117,452	36,556

See Accompanying Notes to these Unaudited Financial Statements

FARM GENERATIONS COOPERATIVE
STATEMENT OF OPERATIONS

	Year Ended December 31,	
	2024	**2023**
Revenues		
Grant Revenue	582,883	212,928
Service and fee	246,509	166,038
Cost of Goods Sold	-	-
Gross Profit	829,391	378,966
Operating Expenses		
Advertising & Marketing	54,027	27,496
Payroll	868,989	727,773
General and Administrative	99,967	109,345
Tax expense	4,891	1,302
Total Operating Expenses	**1,027,874**	**865,915**
Total Loss from Operations	**(198,482)**	**(486,950)**
Other income (Expense)		
Interest Expense	(31,891)	(7,362)
Total Other Income (Expense)	**(31,891)**	**(7,362)**
Net Loss	**(230,373)**	**(494,312)**
Earnings Before Income Taxes, Depreciation, and Amortization	**(225,482)**	**(493,010)**
Net Loss	**(230,373)**	**(494,312)**

See Accompanying Notes to these Unaudited Financial Statements

FARM GENERATIONS COOPERATIVE
STATEMENT OF CHANGES IN MEMBER EQUITY

	Members' Contribution		Preferred Stock			
	# of units	$ Amount	# of Shares Amount	$ Amount	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/23	4	1,260	3,750	375,000	(219,301)	156,959
Contribution		-	-	-	-	-
Net loss	-	-	-	-	(494,312)	(494,312)
Ending Balance 12/31/2023	4	1,260	3,750	375,000	(713,613)	337,353
Contribution	18	4,500	2,250	225,000	-	229,500
Net loss	-	-	-	-	(230,373)	(230,373)
Ending Balance 12/31/2024	22	5,760	6,000	600,000	943,986	(338,226)

See Accompanying Notes to these Unaudited Financial Statements

FARM GENERATIONS COOPERATIVE
STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net loss	(230,373)	(494,312)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Other current assets	-	65
Accrued liabilities	(464)	20,492
Other current liabilities	32,246	(7,726)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	31,782	12,831
Net Cash used in operating activities	(198,591)	(481,481)
FINANCING ACTIVITIES		
Loans payable	49,987	350,019
Preferred stock	225,000	-
Members' contribution	4,500	-
Net Cash provided by Financing Activities	279,487	350,019
Cash at the beginning of period	36,556	168,018
Net Cash increase (decrease) for period	80,896	(131,462)
Cash at end of period	117,452	36,556

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Farm Generations Cooperative ("the Company") was incorporated in Minnesota in July 2018. The Company operates GrownBy, a farmer-owned marketplace for local food, which launched in beta in 2020 and was released to the public in March 2021. GrownBy is used by farmers across the United States and Canada to facilitate local food sales. The Company's headquarters is in Germantown, New York. The Company's customers will be located in the United States and beyond. Farm Generations Cooperative will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Going Concern:</u>

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. Further, the Company anticipates reaching break-even profitability within 18 to 24 months. Management remains committed to its strategic objectives and believes its continued efforts will mitigate the risks associated with early-stage operations. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $117,452 and $36,556 in cash as of December 31, 2024 and December 31, 2023, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price

Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Farm Generations Cooperative generates revenue through multiple streams, primarily from platform transaction fees, SNAP Online signup fees, engineering services, and grant revenue.

The Company earns revenue from GrownBy user fees, which are collected as a transaction fee deducted from user payouts. The primary performance obligation is to maintain the functionality of the GrownBy website and app. Revenue is recognized instantly as services are provided at the time of transaction.

Revenue is also generated from SNAP Online signup fees, where the Company provides access to the GrownBy platform for specific merchants participating in a government-subsidized program. Payments are received annually in advance, and revenue is recognized over the subscription period as the performance obligation is fulfilled. The Company has no deferred revenue for the years ended 31 December 2023 and 2024.

Additionally, the Company provides engineering services through contracted software development projects. Payments are received according to a custom performance schedule defined in each contract. Revenue is recognized progressively as performance obligations are met, typically within three months of payment.

The Company receives grants from charitable and government sources to support programs related to small farm viability. These grants are typically reimbursement-based and are intended to fund operating costs, primarily payroll and project-related expenses. In accordance with U.S. GAAP, the Company applies the provisions of FASB ASC 958-605, Not-for-Profit Entities – Revenue Recognition, by analogy. Under this framework, grant income is recognized as operating revenue when the conditions of the grant are met — specifically, when eligible expenses are incurred and reimbursement is probable. Receipts are typically made in monthly installments following submission of expense reports to the funder. Because the grants support the Company's core operating activities, they are classified as operating revenue in the statement of operations. Grants not yet received but earned are recorded as receivables.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of independent contractors involved in general corporate functions, including accounting, finance, tax, legal, insurance, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax

assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Minnesota. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company has incurred cumulative losses since inception and has not recorded any current income tax expense for the years ended December 31, 2024 and 2023.

The Company has not filed its tax returns as of the date of these financials and is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Loans -In July 2023, the Company entered into a loan agreement with an interest rate of 8% and a maturity date of January 2028. The loan is secured by the assets of the Project, and the Company has granted the Lender a first-priority security interest in all Project assets.

As of December 31, 2023, $350,019 had been disbursed to the Company. As of December 31, 2024, the outstanding balance on the loan is $400,005.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2024				For the Year Ended December 2023			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Loan payable to Co-op Hudson Valley	400,005	8%	2028	-	400,005	400,005	39,228	-	350,019	350,019	7,343
Total				-	400,005	400,005	39,228	-	350,019	350,019	7,343

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	-
2026	-
2027	-
2028	400,005
2029	-
Thereafter	-

NOTE 6 – EQUITY

As of December 31, 2023, the Company had received investments totaling $1,260 from its original four members. In 2024, the Company received additional investments of $4,500 from its members. As of December 31, 2024, the total member's contribution amounted to $5,760.

As of December 31, 2023, the Company had issued a total of 3,750 preferred shares, with a par value of $100 per share, amounting to $375,000. As of December 31, 2024, the Company had 6,000 outstanding preferred shares, with a par value of $100 per share, totaling $600,000.

Dividends: Dividends on Nonvoting Preferred Stock shall be set at a rate per annum, which may be adjustable and determined by the Board or based on any other formula established by the Board. These dividends are non-cumulative, unless otherwise specified by the Board at the time of issuance of the Nonvoting Preferred Stock.

Liquidation preference: In the event of dissolution or liquidation, the owners of Nonvoting Preferred Stock shall be entitled to receive the par value of their stock, plus any accumulated but unpaid dividends, prior to any payment made to holders of patron's equities or other membership interests.

As of December 31, 2024, no dividends had been declared.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 8, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.